Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

[Slide 1] - Facility Overview - Steel Analysts Meeting - Kosice, Slovakia - August 7, 2001 - Merle R. Stein - V.P. Operations

[Slide 2] - Facility Overview - Largest integrated flat rolled producer in Central Europe; 5.0 million NT/year raw steel; 3.5 million NT shipments; ISO certified

[Slide 3] - Steel Material Flow, Capacity Summary - flow chart Cokery Plant Q = 2,000 KNT/y or Sintering Plant Q= 4,400 KNT/y to Blast Furnaces Plant Q = 4,500 KNT/y to Converters Q = 5,200 KNT/y or Continuous Casting Q= 5,000 KNT/y to Hot Rolling Plant Q = 4,800 KNT/y to hot rolled coils or hot rolled strips or hot rolled plates

[Slide 4] - Steel Material Flow, Capacity Summary - flow chart Pickling lines Q = 2,275 KNT/y to pickled material; 4-stand cold rolling mill Q = 1,400 KNT/y to 5-stand cold rolling mill Q = 510 KNT/y to full hard; batch annealing Q = 1,400 KNT/y to continuous annealing Q = 150 KNT/y to cold rolled material; galvanizing lines (2) Q = 355 KNT/y to electrolytic tinning line Q = 150 KNT/y to dynamo lines Q = 168 KNT/y to color coating line Q = 99 KNT/y

[Slide 5] - Implement Immediate and Long Term Continuous Improvement Philosophy for the Key Business Drivers - Safety; Environmental; Quality; Delivery and Service; Productivity; Cost

[Slide 6] - Battery Pushes per Day - graph of 40 to 140 Ovens Pushed from 12/1/2000 to 6/19/2001 for Battery 1 and Battery 3

[Slide 7] - Coke Moisture - graph of 2.0 to 7.0 % Moisture from 12/1/2000 to 6/19/2001 for Battery 1 and Battery 3

[Slide 8] - Coke Plant Projects - Benzene Scrubber Replacement; LoMo Coke Quenching

[Slide 9] - Blast Furnace Production - chart of 500 to 12,500 Daily Production (Short Tons) from VSZ 2000 Best by month thru June, 2001 for BF1, BF2, BF3 and Division

[Slide 10] - Blast Furnaces Projects - Sinter Plant Emission Controls; Tie #3 BF Main to Expansion Turbine; Upgrade PCI Mill Motor Drives

[Slide 11] - Steel Making Productivity & Quality Initiatives - Increased Vessel Campaigns; Reduction in Tapping Temperature; Yield Improvements; Reduction in Missed Heats; Reduction in Number of Reblows; Implementation of Supergrades; Scrap Management Program

[Slide 12] - BOF Tapping Temperature - graph of 2960 to 3050 Tapping Temperature
(F) for year 2000 and first six months of 2001 for BOP1 and BOP2

[Slide 13] - Consumption of Hot Metal - chart of 1800 to 1960 lbs of HM/Short Ton of Steel for first six months of 2001 for Shop 1, Shop 2 and Division

[Slide 14] - Liquid Yield - chart of 84.00 to 89.00 Liquid Yield % for first six months of 2001 for Shop 1, Shop 2 and Division

[Slide 15] - Steel Shop and Caster Projects - Improve Caster Water Systems; Implement Scrap Management; Shop Optimization; Eliminate #1 Shop Combustion Boiler Hoods; Install RH Degasser in Shop 1

[Slide 16] - Hot Strip Mill Initiatives - 1. Change Maintenance Philosophy:
Reduce Maintenance Contractors by Maximizing Use of Central Maintenance; Reduce Spares and Consumables Inventories Through Purchasing Controls and 2. Increase
Productivity: Reduce Gap Times at F-0; Reduce Maintenance and Roll Change Delays

[Slide 17] - Maintenance Contractors - chart of 0 to 250 Number of Contractors for 2000 average and first six months of 2001

[Slide 18] - HSM Short Tons per Turn - chart of 0 to 5,000 Tons/Turn for 2000 average (4410), 1st quarter 2001 (4283) and 2nd quarter 2001 (4889)

[Slide 19] - Band Cost - chart of 75% to 105% for 2000 average (100.0), YTD (87.6), 1st Qtr 2001 (90.8) and 2nd Qtr 2001 (84.7)

[Slide 20] - HSM Projects - Improve Finishing Roll Cooling; Coiler Mandrel Drives Upgrade; Hot Roll Coil Inspection Station

[Slide 21] - Down Stream Finishing Cost Reductions Versus 2000 - 4 Stand; 5 Stand; Galvanize; Dynamo

[Slide 22] - Finishing Projects - ETL Coating Line; DCR Mill Upgrade; Temper Mill Shear and Oiler; 5 Stand Speed and Yield; 4 Stand Gap Time

[Slide 23] - Looking Forward - picture of crowd outside mill and picture of two workers inside mill